FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

NBG ANNOUNCEMENT REGARDING REVERSE SPLIT OF ITS SHARES

22 May 2013

NATIONAL BANK OF GREECE S.A. (“the Bank”) hereby informs investors that the 2nd Repeat General Meeting of its Shareholders, held on 29 April 2013, decided, inter alia, upon (i) the increase in the nominal value of each common registered voting share of the Bank from EUR 1.00 to EUR 10.00 with reduction in the aggregate number of the Bank’s old common registered voting shares from 1,226,601,200 to 122,660,120 new common registered voting shares by means of a reverse split at a rate of ten (10) old common shares of the Bank to one (1) new common share of the Bank, and (ii) the reduction of the Bank’s share capital by EUR 1,189,803,164 through reduction in the nominal value of each common registered voting share of the Bank (as it stands after the reverse split) from EUR 10.00 to EUR 0.30, in order to form an equivalent special reserve amounting to EUR 1,189,803,164 as per article 4.4a of Codified Law 2190/1920 (“the Companies Act”).

According to the same resolution of the said GM, any fractions of shares arising from the reverse split and the reduction in the share capital, as above, shall be sold by the Bank as soon as possible, as per the applicable stock market legislation.

The said resolutions have also been approved by the special meetings of the Bank’s preference shareholders.

Accordingly, the Bank’s share capital stands at EUR 1,394,298,036 and is divided into: (a) 122,660,120 common shares of a nominal value of EUR 0.30 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in Article 4 par. 2(xlvii) of the Bank’s Articles of Association, of a nominal value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in Article 4 par. 2(xlix) and 2(liv) of the Bank’s Articles of Association, of a nominal value of Euro 5.00 each.

Decision K2-3377/21.05.2013 of the Hellenic Ministry of Development, Competitiveness, Infrastructure, Transports and Communications approving amendment of article 4 of the Bank’s Articles of Association was entered in the General Commercial Register on 21.5.2013.

As at 22.5.2013, the Athens Exchange (hereinafter “the ATHEX”) approved the listing for trading of the aforesaid 122,660,120 new common registered voting shares of a nominal value of EUR 10.00 each, in replacement of the existing 1,226,601,200 common registered shares, and was informed of the subsequent reduction in the nominal value thereof from EUR 10.00 to EUR 0.30 and the corresponding reduction in the share capital by €1,189,803,164 for the purpose of forming a special reserve of equal amount, pursuant to art. 4.4a of the Companies Act.

By decision of the Bank, Thursday 23.5.2013 is set out as the last day on which the Bank’s 1,226,601,200 common registered voting shares are traded on the ATHEX.

As of the following business day, Friday 24.5.2013, trading of NBG shares shall be temporarily suspended, until replacement thereof, as above.

Beneficiaries of the new shares shall be the persons listed as shareholders in the registry of the Dematerialized Securities System (hereinafter “the DSS”) as at Tuesday, 28.5.2013 (the Record Date).

The commencement date for trading on the ATHEX of the 122,660,120 new common registered shares with voting rights at the new nominal value of €0.30 per share shall be Thursday, 30.5.2013.

As of the same date, the new aggregate number of NBG shares listed on the ATHEX amounts to 122,660,120 new common registered shares with voting rights.

The commencement price for trading on the ATHEX shall be determined in accordance with the ATHEX Rulebook and ATHEX Board Decision 26, as currently in force, and the new shares shall be credited into shareholders’ DSS accounts.

For further information, shareholders can contact the Bank’s Corporate Information & Shareholder Relations Department (tel. +30 210-3298400, +30 210-3298645 & +30 210-3298613).

NATIONAL BANK OF GREECE

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada, Japan or Italy. The Offered Securities to be issued in connection with the Offering have not and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements.

ANNOUNCEMENT

Athens, 22 May 2013

SHARE CAPITAL INCREASE OF NATIONAL BANK OF GREECE S.A., PARTLY THROUGH PAYMENT IN CASH AND WITH PRE-EMPTION RIGHTS AND SUBSCRIPTION RIGHTS FOR EXISTING SHAREHOLDERS

EX-RIGHTS DATE: 24 May 2013

EXERCISE PERIOD FOR PRE-EMPTION AND SUBSCRIPTION RIGHTS: 30/05/2013 — 13/06/2013

TRADING PERIOD FOR PRE-EMPTION RIGHTS: 30/05/2013 — 07/06/2013

LISTING ADVISOR: NBG Securities S.A.

The Board of Directors of National Bank of Greece S.A. (hereinafter, the Bank) announces the following:

A. SHARE CAPITAL INCREASE OF THE BANK PARTLY THROUGH PAYMENT IN CASH BY ISSUING COMMON REGISTERED VOTING SHARES WITH PRE-EMPTION RIGHTS AND SUBSCRIPTION RIGHTS FOR THE EXISTING SHAREHOLDERS

1.             By resolution of the 2nd Repeat General Meeting of the Bank’s Shareholders held on 29 April 2013 and resolution of the Bank’s Board of 20 May 2013 which set out in detail, inter alia, the resolutions of the said General Meeting, the Bank’s share capital will be increased by €682,237,762 , through the issuance of 2,274,125,874 new, dematerialized, common, registered voting shares, of a nominal value of €0.30 (hereinafter, the New Shares) (hereinafter, the Nominal Increase) to raise funds including any share premium amounts up to a total of €9,756.0 million (hereinafter, the Total Increase or Increase).

By authorization of the said General Meeting, and as per article 13.6 of Codified Law 2190/1920 (“the Companies Act), the Board of Directors set, by virtue of its resolution of 20 May 2013, the offer price of the New Shares at €4.29 (hereinafter, the Offer Price). Share premium amounts arising from the issuance of New Shares (given the difference between the Nominal Value and the Offer Price) of a total sum of €9,073,762,238 will be credited, pursuant to the law and the Bank’s Articles of Association, to the special reserve formed in the Share Premium Account.

The Increase may be covered partly by cash and partly by contribution in kind, specifically:

(1) an amount up to €1,171 million of the Total Increase, i.e. 12% of the Total Increase, may be covered by cash, retaining the pre-emption rights in respect of this part for the existing shareholders of the Bank, common and preference, and cancelling the pre-emption rights in respect of the same part for the Hellenic Republic, in its capacity as sole owner of the total non-voting preference shares issued under Law 3723/2008, as amended (the In Cash Increase). It is noted that the holders of the Bank’s preference redeemable registered shares without voting right or cumulative dividend, whose privileges are described in Art. 4, par. 2(xlvii) of the Bank’s Articles of Association (the Non-voting Preferred Shareholders) waived their pre-emption rights by virtue of the letter of Bank of New York Mellon dated 9 May 2013, which is acting as custodian of non-voting preferred shareholders.

(2) an amount up to €9,756.0 million of the Total Increase, i.e. the total thereof, may be covered by contribution in kind and, more specifically, by contribution of EFSF-issued bonds held by the HFSF, this option of coverage being reserved by the Bank only for the HFSF, cancelling the pre-emption right for all the other shareholders of the Bank, as per the provisions of Law 3864/2010 and Council of Ministers Act No 38/2012 (the In Kind Increase). With respect to the undertaking of New Shares, the HFSF will contribute EFSF-issued bonds of equal value, valued by certified auditors in implementation of article 9.4 of the Companies Act, out of the advance payment in 2012 for participation in the Bank’s recapitalization. The Offer Price is the same for the In Cash Increase and In Kind Increase.

In aggregate, the In Cash Increase and the In Kind Increase may not exceed €9,756.0 million.

2.             Following the completion of the Increase, the Bank’s share capital will amount to €2,076,535,798.2, divided into (a) 2,396,785,994 common registered shares of a nominal value of €0.30 each, (b) 25,000,000 redeemable preference registered shares without voting right or cumulative dividend of a nominal value of €0.30 each, and (c) 70,000,000 redeemable preference shares held by the Hellenic Republic, of a nominal value of €5.00 each. The total funds raised within the context of the Increase shall amount to €9,756.0 million.

By resolution of the 2nd Repeat General Meeting of Shareholders held on 29 April 2013, the Bank shall use the total net amount of the Increase (by payment in cash and contribution in kind) to strengthen the Bank’s capital adequacy ratios.

3. The 2nd Repeat General Meeting of Shareholders held on 29 April 2013 further decided:

(a) to grant to shareholders that exercised their pre-emption rights an additional subscription right for coverage, on their part, over the above number of New Shares without limitation (the Subscription Right).  The exercise of Subscription Rights will be possible if those who exercised such rights have fully exercised their pre-emption rights and the satisfaction of the Subscription Rights will be possible insofar as unsubscribed New Shares have resulted from the exercise of pre-emption rights (hereinafter “the Unsubscribed New Shares). If the Unsubscribed New Shares are not sufficient to fully satisfy the requests/applications as per the exercise of the Subscription Rights, such requests will be satisfied pro rata.

(b) If shares remain unsubscribed, despite the exercise, as above, of the pre-emption rights and the Subscription Right, the Board of Directors will, in accordance with article 13.8 of the Companies Act and the relevant authorization granted by the 2nd Repeat General Meeting of the Bank’s Shareholders on 29 April 2013, offer them, at its discretion, to any person, under the relevant conditions specified in the Companies Act and Council of Ministers Act 38/2012, i.e. not at a price lower than the Offer Price.  The Bank during the exercise period of pre-emption rights and the Subscription rights is entitled to receive any expression of interest by third persons to participate in the Increase through acquiring unsubscribed shares, without any commitment on the Bank’s part as to the possibility, the method or the criteria for satisfying such expressions of interest that may be submitted, given its absolute discretion to offer any unsubscribed New Shares, as specified in article 13.8 of the Companies Act 2190/1920.

4. If through the private sector participation in the Increase a minimum of €800 million is raised, the HFSF shall issue and deliver, free of charge, to the aforesaid investors who have participated as above in the Increase one (1) title representing rights of acquisition of shares (Warrant) for every New Share obtained through their participation in the Increase. The terms of issue of the Warrants are governed by Law 3864/2010 and Council of Ministers Act 38/2012, as amended.

5. In all other respects, the terms of the public offering as set out in Ch. 6.1.4 of the relevant Information Circular approved by the Capital Market Commission shall apply.

B. EX-RIGHTS DATE — TRADING PERIOD FOR PRE-EMPTION RIGHTS — EXERCISE OF PRE-EMPTION RIGHTS FOR THE IN CASH INCREASE

1. As of 24 May 2013 (hereafter Ex-Rights Date), the existing common shares of the Bank will be traded on the ATHEX, without a right to participate in the Increase. As of the Ex-Rights Date, the starting price of the existing common shares of the Bank on the ATHEX will be defined pursuant to the Athens Exchange Rulebook and ATHEX Board decision 26/17.07.2008.

2. Pursuant to the 2nd Repeat General Meeting of 29 April 2013, it is possible for the Offer Price to be higher than the stock exchange price of the existing NBG common shares as at the Ex-Rights Date, in line with the provisions of the Athens Exchange Rulebook.

3. Pre-emption rights may be exercised solely for the In Cash Increase. The exercise period for pre-emption rights, which is the same as the period for exercising the Subscription

Rights, is set at fifteen (15) calendar days, starting 30 May 2013 and expiring 13 June 2013. Commencement of trading of rights in the ATHEX electronic trading system coincides with the commencement date of the exercise period. It is noted that pre-emption rights will be traded up to four (4) working days before expiry of the exercise period. Trading of rights in the ATHEX electronic trading system shall expire at the end of trading on 7 June 2013.

4. Pre-emption rights for the acquisition of new shares are transferable. The rights will be credited to the Helex DSS account of each shareholder on the commencement date of trading. Pre-emption rights that have not been exercised by expiry of the exercise period (i.e. by 13 June 2013) shall no longer be valid.

5. The following persons shall have pre-emption rights in the In Cash Increase:

i.                  all common shareholders of the Bank who are listed in the HELEX DSS as at 28 May 2013 (the Record Date), i.e. the second working day after the ex-rights date, and

ii.               all those who acquire pre-emption rights in the period when such rights are negotiated on the ATHEX,

at a ratio of 1 existing share, i.e. 1 pre-emption right, for 2.2253392 New Shares.

6. With regard to the procedure for exercising pre-emption rights, the Board of Directors of the Bank ON 20 May 2013 decided the following:

(a) Holders of pre-emption rights may exercise such rights in person or through their authorized securities account operator by delivering a rights certificate issued by the HELEX together with an instruction to block an amount in their account held with the Bank or by submitting a cash payment in a special account which will be open for the purpose of the Increase, equal to the price for the New Shares such holders are entitled to subscribe. To receive the said certificate, each holder of rights should contact:

i.                  its authorised securities account operator (broker or custodian), if its shares are not deposited in a special DSS account); and

ii.               the HELEX, if its shares are held in a special DSS account.

(b) In order to exercise their rights, holders will need to present to the Bank’s branches during office hours or to their authorized securities account operator their ID card, their tax registration number, a printout of their DSS details and the relevant Certificate, which they can obtain from their authorized securities account operator (or the HELEX if their shares are held in a special DSS account).

It is noted that holders of pre-emption rights during the exercise of their rights are also required to provide their: (a) investor account record number in the DSS; (b) the securities account number in the DSS; and (c) the authorized operator of the DSS securities account.

(c) While exercising the pre-emption rights, or after that, but in any case during the exercise period for pre-emption rights, holders of such rights may exercise their subscription rights for New Shares by submitting a written application to branches of the Bank, accompanied by payment of an amount equal to the aggregate issue price of any unsubscribed New Shares, or by blocking the equivalent amount on the account, if any, held with the Bank. Subscription rights can be exercised for unlimited numbers of Unsubscribed New Shares, provided that the holder of such subscription rights has fully exercised its pre-emption rights.

(d) Those who have exercised pre-emption rights and, if any, Subscription Rights, shall be entitled to opt between either (i) keeping the coverage application they have filed with the

Bank in effect, regardless of the fact that a cash amount of less than €800 million has been paid, or (ii) the aforesaid coverage application be considered as never filed, being entitled to a refund from the Bank, without interest, of any amount they have paid to participate in the Increase. On the basis of the above, those who exercised pre-emption rights and/or Subscription Rights shall be entitled to file a coverage application which shall be in effect subject to the Increase coverage in cash of an amount of the Increase higher than or equal to €800 million. To this end, the coverage application shall clearly set out the above options available to those exercising these rights, enabling them to state whether they wish the coverage application they have filed to remain in effect even if the In Cash Increase is not covered by the minimum cash amount of €800 million. When subscribing, investors should expressly state whether they wish the aforesaid condition to apply to their application. At this point they should state their bank account to which the amounts paid to the Bank in order to exercise the pre-emption right, or, as the case may be, the Subscription Right as well, shall be refunded without interest.

7. If more than one subscriptions of the same natural persons or legal entities are detected on the basis of DSS data and/or the demographic data of the holder, all subscriptions will be held as a single one. Shareholders who subscribe shall be supplied with a relevant receipt which is not a temporary title and is not tradable.

8. No fractions of New Shares will be issued. The New Shares shall be in dematerialized form and entitled to a dividend on the profits of 2013, provided the Bank is allowed to distribute dividends to its shareholders under the national and European legislation.

9. The expected time schedule for the completion of the Public Offer is as follows:

Event	Date
Approval of Information Circular by the CMC	22 May 2013
Approval by the ATHEX Committee/BoD of the trading of the Pre-emption Rights in the In Cash Increase and the listing of the Bank’s shares arising from the Reverse Split.	22 May 2013
Publication of the announcement regarding the manner and place of distribution of the Information Circular on the ATHEX Daily Price List.	22 May 2013

Announcement on ATHEX Daily Price List regarding the listing of Shares arising from the Reverse Split, the ex-rights date, the period for exercising pre-emption rights in the In Cash Increase and opening and closing dates for trading of said rights.

22 May 2013
Publication of the approved Information Circular (posted on the webpage of ATHEX, CMC, the Bank and the Listing Advisor).	23 May 2013
Publication of the announcement regarding the manner and place of distribution of the Information Circular to the Press.	23 May 2013
Temporary suspension of trading of shares by means of a reverse split and Ex- Rights Date	24 May 2013
Record Date	28 May 2013
Crediting of pre-emption rights to Beneficiaries’ accounts	29 May 2013
Commencement of trading of shares arising from the Reverse Split and Commencement of exercise and trading of pre-emption rights in the In Cash Increase	30 May 2013
Expiry of trading of pre-emption rights	7 June 2013
Expiry of exercise of pre-emption rights	13 June 2013
Resolution of the Bank’s Board upon (a) the issue of CoCos(1) and (b) the Offer of New Shares	17 June 2013
Announcement on ATHEX Daily Price List and ATHEX webpage regarding the coverage of the Increase and offering of any Unsubscribed Shares	17 June 2013
Confirmation by the Bank’s Board of the payment of the Increase	19 June 2013
Approval of listing of New Shares and Warrants (2) by ATHEX Board	20 June 2013]
Announcement on ATHEX Daily Price List and ATHEX webpage regarding date the Bank’s New Shares start trading	20 June 2013
Crediting by HELEX of New Shares and Warrants to Beneficiaries’ Accounts in the DSS	21 June 2013
Commencement of trading of Warrants and New Shares	25 June 2013

(1) If the amount obtained in cash through the participation of the private sector in the Increase is lower than €975.6 million and higher than or equal to €800 million.

(2) If issued.

Given that the Bank is required by law to publish interim Q1 2013 financial statements by 31 May 2013, investors who have subscribed for New Shares, including those choosing to remain in the Increase if ultimately the coverage of the part in cash is lower than €800 million, may withdraw their subscription within two (2) business days of the publication of the supplement to the Information Circular (which shall include the summary interim financial statements for 1 January — 31 March 2013), as per article 16 of Law 3401/2005.

Note that the above timeline depends on a number of unforeseeable factors and may be subject to change. In line with relevant legislation, relevant updates will be made duly to investors regarding the procedure of the share capital increase through the issue of common shares and its timetable. The shares to be issued as a result of the share capital increase will be the subject of a listing application to the Large Cap market of the ATHEX. For the listing of the said shares on the ATHEX, prior approval must be obtained from the ATHEX.

10. The Information Circular for the Increase, as approved by the CMC Board on 22 May 2013, will be available in electronic form on the webpages of (i) ATHEX (www.ase.gr), (ii) CMC (www.hcmc.gr), (iii) the Bank (www.nbg.gr) and (iv) the Listing Advisor (www.nationalsec.gr), as per article 14.2(d) of Law 3401/2005, as amended, as well as in printed form at the Bank’s branches during the exercise period for pre-emption rights.

11. The commencement date for trading of New Shares and Warrants on the ATHEX, following completion of the Increase, shall be announced in a new press release.

12. For more information shareholders can contact the Bank’s Shareholder Relations Department at 93 Aiolou Str., Athens, Megaro Mela (tel. +30 210-3343411, fax +30 210-3343404).

United States

This release is not an offer for sale of securities in the United States. The Offering is not being made, directly or indirectly, in or into or by the use of the mails or any means or instrumentality (including, without limitation, facsimile, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States.  Accordingly, copies of this Release, the Offering Document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from the United States or to or from U.S. persons.  Persons receiving this Release, the Offering Document and any related offering documents (including without limitation custodians, nominees and trustees) must not distribute or send them in, into or from the United States.  Doing so may invalidate any purported acceptance.

European Economic Area

This release is only addressed to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC and amendments thereto). No offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this release. Any such offer will be made solely by means of the Offering Document once it has been approved by the Hellenic Capital Market Commission and published in accordance with Greek law in connection with the offer in Greece, or outside Greece in reliance upon any exemption set forth in any applicable law, rule or regulation.

United Kingdom

This release is directed in the United Kingdom solely at persons who (i) have professional experience in matters relating to investments and who fall within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Order 2005) (the “Order”), (ii) are high net worth entities falling within Article 49(2) (A) to (D) of the Order or (iii) to persons to whom it may otherwise be lawful to communicate it to (all such persons together being referred to as “Relevant Persons”). This release must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Italy

No offer is being made, and will be made, directly or indirectly, in or into the Republic of Italy (“Italy”) as a public offer (as defined in article 1, paragraph 1, letter v) of the Legislative Decree no. 58 of February 24, 1998). The Offering, the release and any other documents or materials relating to the Offering have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, shareholders located in Italy are notified that the Offering is not intended to be addressed to them, they may not participate in the Offering and the release and any other offering material relating to the Offering or the Offered Securities may not be distributed or otherwise made available to them as part of the Offering.  Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Offering Shares or the Offering.

Forward looking statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

NATIONAL BANK OF GREECE S.A.

Press Release

Announcement Date & Time of 1st Quarter 2013 Results

National Bank of Greece will announce 1st Quarter 2013 results, for the Bank and the Group, on Friday 24 May 2013, at 17:00, Greek time (+2:00 GMT). A conference call for the presentation and discussion of results is scheduled to follow at 17:30 Greek time the same day.

Athens, 23 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 23rd May, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer